Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MARCH 31, 2004

CHINA’S LJ INTERNATIONAL REPORTS 26% REVENUE GROWTH IN 2003
WITH POSITIVE EPS SWING OF $1.03
Fourth Quarter Sales Rise 36% on U.S., Global Expansion; Company Records Sixth
Straight Profitable Quarter

HONG KONG and LOS ANGELES, March 31, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced continuing strong growth in sales and a return to consistent profitability for the full year and fourth quarter ending December 31, 2003.

Here are the highlights of LJI’s report:

•	Full year revenue up 26% over 2002; full year EPS has positive swing of $1.03 to $0.19 per share

•	Net income rises to $593,000 in Q4; EPS of $0.05 marks sixth straight profitable quarter

•	Company reports success of new product lines and orders from top U.S. and Australian TV shopping channels

•	Company makes a strong push into the Chinese jewelry market after receiving approval from Chinese government

Revenues for the fourth quarter of 2003 were $18.5 million, up 36% from $13.6 million in the same quarter a year earlier. This marked the third consecutive quarter in which year-over-year revenue growth exceeded 20%. For the twelve months ended December 31, 2003, revenues were $58.2 million, up 26% from $46 million in all of 2002.

Net income for the fourth quarter of 2003 was $593,000, or $0.05 per diluted share, up from $320,000, or $0.04 per diluted share, in the fourth quarter of 2002. For the twelve months of 2003, net income was $1.813 million, or $0.19 per diluted share, up from a loss of ($7.2 million), or ($0.84) per diluted share in the comparable period of 2002. Excluding $5.7 million for write-downs of inventory in 2002, the positive swing was $0.36 per diluted share – up from a 2002 loss of ($1.5 million), or ($0.17) per diluted share. The fourth quarter of 2003 was the sixth straight in which LJI reported a profit.

LJI Chairman and CEO Yu Chuan Yih said, “LJ International’s fourth quarter and full year results clearly indicate the trend of LJI constantly meeting or exceeding both internal and external expectations. The double digit growth realized in 2003 meets our internal growth expectations for 2003, while our aggressive expansion plan into new markets such as China and Australia puts us on the right path towards maintaining this growth rate in both sales and earnings through 2004 and beyond.”

“Thus far in 2004,” Mr. Yih continued “we have seen tremendous success in our aggressive expansion efforts in developing new product lines, opening our first showroom in Hong Kong’s jewelry district and, perhaps most important for our big push into China, receiving the approval of the Chinese government to expand our product line into China.”

The Company maintained its strong balance sheet as of December 31, 2003 with cash and cash equivalents of approximately $8.6 million and long-term debt of $0.1 million. This is an increase of 39% from the $6.2 million in cash reported for the third quarter of 2003. Gross margins for the fourth quarter of 2003 decreased to 22% of revenues from 31% in the fourth quarter of 2002. For the twelve months, the 2003 gross margin was 23%, compared to 25% and 13%, before and after inventory write-downs, respectively.

Sales, general and administrative (SG&A) expenses decreased year-over-year as a percentage of revenues. They totaled $2.7 million, or 14% of revenues, in the fourth quarter of 2003, compared to $2.6 million, or 19% of revenues, in the fourth quarter of 2002. For the twelve months of 2003, SG&A expenses were $9.1 million, or 16% of revenues, compared to $9.5 million, or 21% of revenues, a year earlier.

Fourth Quarter Sales Highlights

LJI indicated that sales in the fourth quarter were driven both by the introduction of new product lines and by expanded orders from current customers. The Company also continued to expand its distribution channels, especially in electronic retailing. During the quarter, the Company announced initial orders from the largest U.S. retailer for a total of $500,000. This new partner adds to an already broad customer base, including 27 of the 40 largest jewelry retail chains in the U.S., major department store chains and the top three U.S. TV shopping networks. The latter three partners alone give the Company a strategic position and access to most of the $2 billion market for TV-based jewelry sales.

First Quarter Guidance

For the first quarter of 2004, the Company projects revenues between $14.0 million to $14.5 million. This would be an increase of between 26% and 31% over the $11.1 million of sales reported for the first quarter of 2003. Net income for the first quarter 2004 is projected at $360,000 to $419,000, or approximately $0.03 to $0.04 per diluted share. It represents an increase of about 17% from the same period last year. LJI projected increase in sales and earnings is largely due to its aggressive expansion efforts in developing new product lines and the opening of its first showroom in Hong Kong’s jewelry district in January 2004. LJI also received approval from the Chinese government to expand its presence in China’s jewelry market. The Company is proceeding with plans to market its ''Lorenzo’’ brand of upscale jewelry through franchises and ''eMotion’’ online-sales kiosks throughout China.

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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